SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34821

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jacksonville Savings Bank 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jacksonville Bancorp, Inc.
1211 West Morton Road
Jacksonville, IL 62650

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

EIN 37-1323900 PN 003

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2013 and 2012

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Trustees
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois

We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 12, 2014

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets

Investments, at Fair Value	$ 12,345,829	$ 10,229,971

Cash	104,865	-

Total assets	12,450,694	10,229,971

Liabilities

Return of excess contributions	3,056	928
Accounts payable	5,964	-

Total liabilities	9,020	928

Net Assets Available for Benefits	$ 12,441,674	$ 10,229,043

        See Notes to Financial Statements

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012

Investment Income
Net appreciation in fair value of investments	$ 1,373,918	$ 1,084,890
Interest and dividends	334,722	234,116

Net investment income	1,708,640	1,319,006

Contributions
Employer	221,044	258,588
Participants	437,828	429,869
Rollovers	21,434	58,260

	680,306	746,717

Total additions	2,388,946	2,065,723

Deductions
Benefits paid to participants	176,315	342,392

Net Increase	2,212,631	1,723,331

Net Assets Available for Benefits, Beginning of Year	10,229,043	8,505,712

Net Assets Available for Benefits, End of Year	$ 12,441,674	$ 10,229,043

        See Notes to Financial Statements

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1:	Description of the Plan

The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Bank) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan.  Employee rollover and employee Roth contributions are also permitted.  The Bank makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Bank determines the percentage each year.  The Bank elected to match 2013 and 2012 contributions up to 5.0% of the eligible compensation of each participant.  The Bank may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  The Bank did not make a profit sharing contribution in 2013 or 2012.

Participant Investment Account Options

Investment account options available include various mutual funds, money market funds, certificates of deposit, and common stock of Jacksonville Bancorp, Inc.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Vesting

Participants are immediately vested in their voluntary contributions and the Bank’s matching contributions plus earnings thereon.  Vesting in the Bank’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of service.  A person is fully vested after 6 years of continuous service.  Forfeitures are used to reduce the administrative expenses of the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2013 and 2012, the Plan had no forfeited nonvested accounts.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing bid price reported on the active market on which the individual securities are traded.  Mutual and money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposit are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2011, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The fair value of the Plan’s investments at the end of the year is as follows:

	2013	2012

Mutual funds
Growth funds	$ 1,504,236	$ 1,108,783
Growth and income funds	1,947,921	1,518,504
Equity funds	633,791	490,308
Bond funds	8,385	10,144
Balanced funds	2,101,089	1,520,525
Common stock	3,191,429	2,834,954
Money market funds	374,831	440,597
Certificates of deposit	2,584,147	2,306,156

	$ 12,345,829	$ 10,229,971

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2013	2012

Mutual funds
Growth funds	$ 273,779	$ 175,962
Growth and income funds	365,677	185,173
Equity funds	72,978	30,766
Bond funds	(361)	491
Balanced funds	303,815	126,432
Common stock	358,030	566,066

	$ 1,373,918	$ 1,084,890

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, in either year, is as follows:

	2013	2012

American Funds Investment Company of America	$ 755,392	$ 578,795
American Funds Growth Fund of America	680,270	493,813
American Funds American Balanced	747,046	602,074
Jacksonville Bancorp, Inc. common stock	3,191,429	2,834,954
Certificates of Deposit - Jacksonville Savings Bank	2,584,147	2,306,156

Interest and dividends realized on the Plan’s investments for the years ended 2013 and 2012 were $334,722 and $234,116, respectively.

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by Jacksonville Savings Bank.  Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Bank.  At December 31, 2013 and 2012, participants held 163,244 and 163,398 shares, respectively.

The Plan also holds certificates of deposit with Jacksonville Savings Bank, totaling $2,584,147 and $2,306,156 at December 31, 2013 and 2012, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Certain plan investments are shares of mutual funds management by American Funds.  American Funds is custodian of these funds.  Therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the plan for the investment management services are included in net appreciation in fair value of investments.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 5:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		2013 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$3,191,429	$3,191,429	$--	$ --
Mutual funds:
Growth funds	1,504,236	1,504,236	--	--
Growth and income funds	1,947,921	1,947,921	--	--
Equity funds	633,791	633,791	--	--
Bond funds	8,385	8,385	--	--
Balanced funds	2,101,089	2,101,089	--	--
Money market funds	374,831	374,831	--	--
Certificates of deposit	2,584,147	--		2,584,147

	$ 12,345,829	$ 9,761,682	$ --	$ 2,584,147

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

		2012 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$2,834,954	$2,834,954	$ --	$ --
Mutual funds:
Growth funds	1,108,783	1,108,783	--	--
Growth and income funds	1,518,504	1,518,504	--	--
Equity funds	490,038	490,038	--	--
Bond funds	10,144	10,144	--	--
Balanced funds	1,520,525	1,520,525	--	--
Money market fund	440,597	440,597	--	--
Certificates of deposit	2,306,156	--	--	2,306,156

	$ 10,229,971	$ 7,923,815	$--	$ 2,306,156

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2013.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.   If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  Level 3 securities are certificates of deposit and are valued at amortized cost, which approximates fair value.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit

Balance, January 1, 2012	$ 2,087,022

Interest income included in net increase in net assets available for benefits	53,949
Purchases	382,438
Redemptions	(217,253)

Balance, December 31, 2012	2,306,156

Interest income included in net increase in net assets available for benefits	43,629
Purchases	314,158
Redemptions	(79,796)

Balance, December 31, 2013	$ 2,584,147

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

	Fair Value at 12/31/13	Valuation Technique	Unobservable Inputs	Range (Weighted Average)

Certificates of Deposit	$2,584,147	Amortized cost	Contractual interest rate	1.85% - 2.00% (1.92%)

	Fair Value at 12/31/12	Valuation Technique	Unobservable Inputs	Range (Weighted Average)

Certificates of Deposit	$2,306,156	Amortized cost	Contractual interest rate	2.00% - 2.50% (2.25%)

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

EIN 37-1323900 PN 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issuer	Description of Investment	Current Value

Common Stock
Jacksonville Bancorp, Inc.*	163,244 shares	$ 3,191,429

Mutual Funds
American Funds Investment Company of America *	20,583 shares	755,392
American Funds Growth Fund of America *	15,820 shares	680,270
American Funds AMCAP Fund *	15,312 shares	418,483
American Funds Fundamental Investors *	11,116 shares	577,701
American Funds Income Fund of America *	28,146 shares	581,216
American Funds Capital World Growth & Income *	10,358 shares	469,446
American Funds Washington Mutual Fund *	3,687 shares	145,382
American Funds New Perspective Fund *	8,899 shares	334,238
American Funds Bond Fund of America *	676 shares	8,385
American Funds SMALLCAP World Fund *	1,151 shares	56,553
American Funds American Balanced Fund *	30,592 shares	747,046
American Funds Capital Income Builder Fund *	898 shares	52,575
American Funds New World Fund *	250 shares	14,692
American Funds Global Balanced Fund *	2,336 shares	70,857
American Funds 2010 Target Date *	15,539 shares	157,570
American Funds 2015 Target Date *	16,376 shares	176,202
American Funds 2020 Target Date *	6,458 shares	72,460
American Funds 2025 Target Date *	28,295 shares	337,279
American Funds 2030 Target Date *	13,590 shares	168,248
American Funds 2035 Target Date *	2,483 shares	30,742
American Funds 2040 Target Date *	20,868 shares	261,897
American Funds 2045 Target Date *	3,372 shares	42,358
American Funds 2050 Target Date *	2,957 shares	36,430
		6,195,422

Certificates of Deposit
Jacksonville Savings Bank*	1.85% - 2.00%	2,584,147

Money Market
American Funds Money Market Fund *	373,720 Units	373,720
Prime Fund Daily Money*	1,111 Units	1,111
		374,831

		$ 12,345,829

* Represents a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACKSONVILLE SAVINGS BANK 401(k) PROFIT SHARING PLAN

Date: June 12, 2014	By:	/s/John D. Eilering
John D. Eilering
Vice President
Jacksonville Savings Bank